FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                21 February, 2007


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. New longhaul aircraft order




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  21 February, 2007



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          New longhaul aircraft order




NEW LONGHAUL AIRCRAFT ORDER


British Airways has taken the first step towards expanding its longhaul fleet by ordering four Boeing 777-200 ER aircraft for delivery during early 2009.


The airline has also taken out options on four Boeing 777-200 ER aircraft for delivery in 2010.


Robert Boyle, British Airways' commercial director, said: "These new aircraft will enable us to grow our longhaul business after we move to Terminal 5.


"It was a close decision between the Boeing 777s and Airbus A330s. However, the ease of assimilating up to eight aircraft into our existing 777 fleet, rather than having a small number of A330s, swung the balance in Boeing's favour.


"We are confident of a similarly competitive approach from both manufacturers as we move towards our major longhaul fleet renewal and expansion order later this year."


Negotiations continue with GE and Rolls Royce about which engines will be used on the new Boeing 777 aircraft.


The airline's competition for additional and replacement longhaul aircraft to be delivered in the next decade is considering the Airbus A330, Airbus A350, Airbus A380, Boeing 787, Boeing 777 and Boeing 747-8. The first aircraft to be replaced will be 20 Boeing 747s and 14 Boeing 767s, the oldest of which are currently 17 years' old.



                                      ends



February 21, 2007                                         28/LG/07


Notes to editors


The list price for a new Boeing 777-200 ER is US$201 million per aircraft.


British Airways has 43 Boeing 777 aircraft in its fleet of which 27 have GE engines and 16 have Rolls Royce engines. The airline's other longhaul aircraft are 57 Boeing 747-400 and 14 Boeing 767-300.


In addition, British Airways has turned options for four Airbus A320 shorthaul aircraft into firm orders. The aircraft will be delivered in 2008 to replace Airbus A320 family aircraft that are leaving the airline's fleet.


Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's Business Plan programmes, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the company's SEC filings, including, without limitation the company's Report on Form 20-F for the year ended March 2006.